Michael J. Woodall
Chief of Operations	One Post Office Square
Putnam Investor Services	Boston, MA 02109

June 2017

Dear Putnam Shareholder:

We need your vote on an important matter. Voting is easy and will only take a few minutes.

We have not yet received your vote on a proposal related to your investment in Putnam Arizona Tax Exempt Income Fund.

Please vote promptly in one of three ways:

Thank you for your assistance. Further communications on this matter may increase fund expenses.

Sincerely,

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The relevant telephone number and website are 866-963-5821 and https://www.proxy-direct.com/put-28750. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses, and risk considerations. The prospectus/proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

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